Mercedes-Benz Auto Receivables Trust 2020-1
Investor Report

Collection Period Ended   30-Apr-2021

Amounts in USD

Dates

Collection Period No.	11			
Collection Period (from... to)	1-Apr-2021	30-Apr-2021		
Determination Date	13-May-2021			
Record Date	14-May-2021			
Distribution Date	17-May-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2021	17-May-2021	Actual/360 Days	32
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Apr-2021	15-May-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	351,600,000.00	233,196,388.96	200,631,621.61	32,564,767.35	92.618792	0.570625
Class A-3 Notes	351,600,000.00	351,600,000.00	351,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	80,020,000.00	80,020,000.00	80,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,061,220,000.00**	**664,816,388.96**	**632,251,621.61**	**32,564,767.35**		
Overcollateralization	27,225,882.84	27,211,147.07	27,211,147.07			
Adjusted Pool Balance	1,088,445,882.84	692,027,536.03	659,462,768.68			
Yield Supplement Overcollateralization Amount	36,332,043.60	22,447,253.78	21,375,488.02			
Pool Balance	**1,124,777,926.44**	**714,474,789.81**	**680,838,256.70**			

	Amount	Percentage
Initial Overcollateralization Amount	27,225,882.84	2.50%
Target Overcollateralization Amount	27,211,147.07	2.50%
Current Overcollateralization Amount	27,211,147.07	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.262750%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.460000%	89,391.95	0.254243	32,654,159.30	92.873036
Class A-3 Notes	0.550000%	161,150.00	0.458333	161,150.00	0.458333
Class A-4 Notes	0.770000%	51,346.17	0.641667	51,346.17	0.641667
Total		**$301,888.12**		**$32,866,655.47**	

Amounts in USD

Available Funds		**Distributions**	
Principal Collections	33,327,289.07	(1) Total Servicing Fee	595,395.66
Interest Collections	2,336,042.67	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	76,385.17	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	71,015.31		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	301,888.12
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	373.53	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**35,811,105.75**	(6) Regular Principal Distributable Amount	32,564,767.35
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**35,811,105.75**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,349,054.62
		Total Distribution	**35,811,105.75**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	595,395.66	595,395.66	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	301,888.12	301,888.12	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	89,391.95	89,391.95	0.00
thereof on Class A-3 Notes	161,150.00	161,150.00	0.00
thereof on Class A-4 Notes	51,346.17	51,346.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	301,888.12	301,888.12	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	32,564,767.35	32,564,767.35	0.00
Aggregate Principal Distributable Amount	32,564,767.35	32,564,767.35	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	10,884,458.83
Reserve Fund Amount - Beginning Balance	10,884,458.83
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	89.46
minus Net Investment Earnings	89.46
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	10,884,458.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	89.46
Net Investment Earnings on the Collection Account	284.07
Investment Earnings for the Collection Period	373.53

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,124,777,926.44	35,214
Pool Balance beginning of Collection Period	714,474,789.81	27,762
Principal Collections	19,448,771.29	
Principal Collections attributable to Full Pay-offs	13,878,517.78	
Principal Purchase Amounts	0.00	
Principal Gross Losses	309,244.04	
Pool Balance end of Collection Period	680,838,256.70	27,085
Pool Factor	60.53%	

	As of Cutoff Date	Current
Weighted Average APR	3.82%	3.87%
Weighted Average Number of Remaining Payments	52.53	42.45
Weighted Average Seasoning (months)	11.02	22.41

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	678,828,966.17	27,036	99.70%
31-60 Days Delinquent	1,223,204.35	32	0.18%
61-90 Days Delinquent	590,765.58	10	0.09%
91-120 Days Delinquent	195,320.60	7	0.03%
Total	680,838,256.70	27,085	100.00%

Delinquency Trigger			**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value			0.115%
Delinquency Trigger occurred			No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	309,244.04	10	4,914,679.75	138
Principal Net Liquidation Proceeds	76,303.43		1,845,372.26	
Principal Recoveries	67,826.49		1,856,472.87	
Principal Net Loss / (Gain)	165,114.12		1,212,834.62	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.284%
Prior Collection Period	(0.167%)
Second Prior Collection Period	(0.062%)
Third Prior Collection Period	0.048 %
Four Month Average	0.026%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.108%
Average Net Loss / (Gain)	8,788.66

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.